May 14, 2008
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

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File No. 030435-0048

Re:	Allergan, Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 28, 2008 File No. 001-10269
Dear Mr. Riedler:
     On behalf of our client, Allergan, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we are providing the Company’s response to the comment letter dated April 30, 2008 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. David E.I. Pyott, the Company’s Chairman of the Board and Chief Executive Officer. The Comment Letter relates to the Company’s Annual Report (the “Annual Report”) on Form 10-K filed with the Commission on February 28, 2008.
     The material in italics below sets forth the Staff’s comment, followed by our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Report.
Item 15. Exhibits and Financial Statements Schedules, page 80
1.	It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products or product candidates:
•	Exclusive licensing agreement with Senju Pharmaceutical Co., Ltd. relating to the development and commercialization of Lumigan® in Japan.

May 14, 2008

•	Exclusive licensing agreement with Kyorin Pharmaceutical Co., Ltd. relating to the development and commercialization of Alphagan® and Alphagan® P in Japan.

•	Licensing, development and marketing agreement with Inspire Pharmaceuticals, Inc. relating to the development and commercialization of Prolacria™.

•	License from Syntex (U.S.A) Inc. relating to Acular®.

•	License from Kyorin Pharmaceutical Co. Ltd. relating to Zymar®.

•	License from Fisons Ltd. relating to Alocril®.

•	License from Boehringer Ingelheim AG relating to Elestat®.

•	Agreement with Inspire Pharmaceuticals, Inc. for the co-promotion of Elestat® in the United States.

•	License from Intendis GmbH relating to Azelex®.

•	Agreement with Pierre Fabre Dermatologie for the promotion of Zorac® in certain parts of Europe, the Middle East and Africa.

•	Strategic collaboration agreement with Stiefel Laboratories, Inc. relating to the development and marketing of new products involving tazarotene for dermatological use, and to co-promote Tazorac® in the United States.

•	Exclusive license agreement with Elizabeth Arden, Inc. relating to the marketing of a new formulation of Prevage®.

•	Co-promotion agreement with a subsidiary of Covidien Ltd. to co-promote the Lap Band® System in the United States.

•	License with C. R. Bard, Inc. relating to the marketing and distribution of Contigen®.

•	Exclusive licensing agreement with Sanwa Kagaku Kenkyusho Co., Ltd. relating to the development and commercialization of Posurdex® in Japan.

•	Multi-year alliance with Sirna Therapeutics, Inc. to develop Sirna-027.

•	License from Merz GmbH & Co. KGaA relating to memantine.

•	Strategic research collaboration and license agreement with ExonHit Therapeutics to identify new molecular targets based on ExonHit’s gene profiling DATAS™.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.
response
     We respectfully submit that the Company has filed as exhibits to the Annual Report all contracts required to be filed under Item 601(b)(10) of Regulation S-K.
     The Company is a multi-specialty healthcare company focused on developing and commercializing pharmaceuticals, biologics and medical devices. The Company has historically developed and expanded its business through a combination of internal research and development, acquisitions and licensing technologies to and from, and collaborating with, third

May 14, 2008

parties. As such, the Company routinely enters into licensing, research and development, product development, promotion and cross-promotion agreements in the ordinary course of its business.
     Item 601(b)(10)(i) requires a registrant to file as an exhibit to its annual report on Form 10-K every contract that (1) was not made in the ordinary course of business and (2) is material to the registrant. The agreements listed in the Comment Letter (each individually, an “Agreement,” and collectively, the “Agreements”) consist of licensing, research and development, product development and promotion and/or cross-promotion agreements, and were all entered into in the ordinary course of the Company’s business. As a result, none of the Agreements are required to be filed under Item 601(b)(10)(i).
     Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit to the registrant’s annual report on Form 10-K unless it falls within one of the following four categories:
(A)	a contract with directors, officers, promoters, voting trustees, security holders named in the annual report or underwriters;

(B)	a contract upon which the registrant’s business is substantially dependent;

(C)	a contract for the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of the fixed assets of the registrant on a consolidated basis; or

(D)	a material lease.
     None of the Agreements falls within any of the four categories of Item 601(b)(10)(ii) as they were not entered into with any person listed in Item 601(b)(10)(ii)(A), do not relate to an acquisition or sale of property in excess of 15% of the Company’s fixed assets pursuant to Item 601(b)(10)(ii)(C) and are not leases pursuant to Item 601(b)(10)(ii)(D). Additionally, as further discussed below, the Company’s business is not substantially dependent on any of the Agreements, and therefore none of the Agreements fall within Item 601(b)(10)(ii)(B).
     At the time each Agreement was executed on behalf of the Company, and again in response to the Comment Letter, the Company’s management reviewed and evaluated each Agreement to assess its materiality to the Company’s business. In doing so, the Company’s management considered the extent of the Company’s dependence on each Agreement based on a number of factors, including whether the Agreement relates to products that may be developed or marketed in the future, whether the Agreement has generated significant revenue for the Company and whether the Agreement has or is likely to cause the Company to incur a material expense. Although not dispositive as to whether the Agreement is or is not material to the Company, the Company’s management has reviewed each Agreement in light of the Company’s overall financial performance and position. Following its review of each Agreement, the

May 14, 2008

Company’s management concluded that none of the Agreements was material to the Company’s business at the time of the Agreement’s execution nor have any of the Agreements become material to the Company’s business at any time since. The Company has included descriptions of the Agreements in the Annual Report and other filings with the Commission to provide stockholders with background regarding the general development of the Company’s business and the Company’s strategies in various areas. While these descriptions help stockholders understand the Company’s overall business and potential areas of future development, the Agreements are not material to stockholders.
     As shown in the following table, the products to which the Agreements relate are generally not material to the Company’s business as measured by the sales, as a percentage of the Company’s total consolidated product net sales, generated by those products in 2007. Where a particular product to which an Agreement relates generates a larger percentage of the Company’s total consolidated product net sales, the Agreement generally relates only to a small portion of that product’s net sales. In fact, the Agreements related to Lumigan® and Alphagan® generated no sales or expenditures in 2007.

		Sales or Expenditures
		Generated by the
		Agreement as a
		Percentage of 2007
	Product(s) to which	Total Consolidated
Agreement(s)	Agreement Relates	Product Net Sales
Exclusive Licensing Agreement with Senju Pharmaceutical Co., Ltd. dated May 18, 2004 (related to the territory of Japan)	Lumigan®, which generated approximately 9.5% of 2007 total consolidated product net sales	0%
Licensing, Development and Marketing Agreement with Inspire Pharmaceuticals, Inc. dated June 22, 2001 (worldwide)	Restasis®, which generated approximately 8.9% of 2007 total consolidated product net sales ProlacriaTM, which generated 0% of 2007 total consolidated product net sales	less than 1% 0%
Exclusive Licensing Agreement with Kyorin Pharmaceutical Co., Ltd. dated May 13, 2004 (related to the territory of Japan)	Alphagan® /Alphagan® P, which generated approximately 7.5% of 2007 total consolidated product net sales	0%
Co-promotion Agreement with Covidien Ltd. dated November 9, 2007 (related to the territory of the United States)	Lap-Band®, which generated approximately 6.3% of 2007 total consolidated product net sales	less than 1%

May 14, 2008

License from Syntex (U.S.A.) Inc. dated October 22, 2000	Acular®, which generated less than 3% of 2007 total consolidated product net sales	less than 1%
License from Kyorin Pharmaceutical Co. Ltd. dated August 9, 2000	Zymar®, which generated less than 3% of 2007 total consolidated product net sales	less than 1%
Co-Promotion Agreement with Stiefel Laboratories, Inc. dated September 21, 2007	Tazorac®, which generated less than 3% of 2007 total consolidated product net sales	less than 1%
License Agreement with Boehringer Ingelheim AG dated December 15, 1999 Co-Promotion Agreement with Inspire Pharmaceuticals, Inc. dated December 8, 2003	Elestat®, which generated less than 2% of 2007 total consolidated product net sales	less than 1%
License Agreement with Aventis (fka Fisons Ltd.) dated July 31, 1999	Alocril®, which generated less than 1% of 2007 total consolidated product net sales	less than 1%
License Agreement with Intendis GmbH dated June 26, 1991	Azelex®, which generated less than 1% of 2007 total consolidated product net sales	less than 1%
Amended and Restated License Agreement with C.R. Bard, Inc. dated August 4, 1989	Contigen®, which generated less than 1% of 2007 total consolidated product net sales	less than 1%
License Agreement with Elizabeth Arden, Inc. dated March 7, 2005	Prevage®, which generated less than 1% of 2007 total consolidated product net sales	less than 1%
Promotion Agreement with Pierre Fabre Dermatologie dated February 5, 1999	Zorac®, which generated less than 1% of 2007 total consolidated product net sales	less than 1%
License Agreement with Merz GmbH & Co. dated February 28, 1997	Memantine, which generated 0% of 2007 total consolidated product net sales	0%
License Agreement with Sanwa Kagaku Kenkyusho Co., Ltd., dated March 9, 2005	Posurdex®, which generated 0% of 2007 total consolidated product net sales	0%
Development Agreement with Sirna Therapeutics, Inc. dated September 28, 2005	Sirna-027, which generated 0% of 2007 total consolidated product net sales	0%
Strategic Research Collaboration and License Agreement with ExonHit Therapeutics	†	less than 1%

†	Does not relate to a product that generated sales in 2007

May 14, 2008

     As shown in the table above, for the Staff’s reference, the Company compared the amounts received or expended under each of the Agreements with the Company’s total consolidated product net sales for 2007. None of the Agreements resulted in revenues or expenditures in 2007 in amounts in excess of 1% of the Company’s total consolidated product net sales for 2007. Accordingly, should the Company choose to terminate any of the Agreements, there would be no material effect on the Company’s financial or competitive position.
     Based on its evaluation, the Company’s management has concluded that the Company is not substantially dependent on any of the Agreements and as a result, none of the Agreements fall within Item 601(b)(10)(ii)(B).
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of its disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing of the Annual Report; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

May 14, 2008

     We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8085 or my colleague, Jonn Beeson at 714-755-8212 with any questions or further comments the Staff may have regarding this filing or if you wish to discuss the above.

Sincerely,
/s/ James W. Sytsma
James W. Sytsma
of LATHAM & WATKINS LLP

Enclosures
cc: (via fax)
David E.I. Pyott
Douglas S. Ingram, Esq.
Matthew J. Maletta, Esq.